SUITE 2800 400 4TH AVENUE S.W. CALGARY ALBERTA CANADA T2P 0J4	403 269 4884 TEL 403 264 6306 FAX vermilionenergy.com

November 21, 2008

Mr. John Cannarella
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Dear Mr. Cannarella:

Re:           Vermilion Energy Trust
Form 40-F for Fiscal Year Ended December 31, 2007
Filed March 27, 2008
Your File Number: 000-50832

This letter is in response to your comment letter dated June 6, 2008 regarding the Form 40-F for the year ended December 31, 2007, filed by Vermilion Energy Trust (“the Trust” or “Vermilion”).  For your convenience, we have reproduced in italics each of your comments below followed by our respective response.

1.
We note your disclosure that $11,533 of foreign exchange gain was mostly due to the impact of the strengthening Canadian dollar on foreign currency denominated liabilities.  Please specify the nature of such liabilities and tell us which of your subsidiaries have recorded such liabilities.

Response:

We provide the following supplemental information to aid in the Staff’s understanding of the nature of Vermilion’s foreign currency denominated liabilities.

The significant foreign currency denominated liabilities that resulted in the foreign exchange gain for the year ended December 31, 2007 were the Trust’s asset retirement obligations and deferred income tax liabilities.  Each of Vermilion’s three foreign operating subsidiaries had recorded an asset retirement obligation and a deferred income tax liability.  These subsidiaries operate in France, the Netherlands and Australia.

As is discussed below in the response to comment three, the Trust has determined that the functional currency of its foreign operating subsidiaries is the Canadian dollar.  As the asset retirement obligations and deferred income taxes recorded by the Trust’s foreign operating subsidiaries are denominated in currencies other than the Canadian dollar, a foreign exchange gain or loss results upon remeasurement to the current exchange rate.

The Trust has determined that remeasuring its non Canadian dollar denominated deferred income tax balances into Canadian dollars using the current rate is appropriate pursuant to paragraph 54 of SFAS 52.

In relation to its asset retirement obligations, the Trust notes that SFAS 143 does not address the accounting for revisions to the amount of estimated undiscounted cash flows that result solely from changes in foreign currency exchange rates.  Vermilion’s accounting policy in this area mirrors “View A” of the May 4, 2005 report from the Emerging Issues Task Force which indicates that “The changes in an ARO liability should be bifurcated between (a) changes in cash flow estimates resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows and (b) changes resulting from fluctuations in foreign exchange rates.”  We understand that the FASB intends to issue guidance on this topic and we will continue to monitor developments in this area.

2.
We note that you capitalize all geological and geophysical costs.  Please clarify if you have geological and geophysical costs that are not directly associated with specific unevaluated properties, and tell us when you include such costs in the amortization base under US GAAP.

Response:

We provide the following supplemental information in relation to the Staff’s comments associated with geological and geophysical costs that are not associated with specific unevaluated properties:

For the years ended December 31, 2007 and 2006 the Trust did not have any geological or geophysical costs that were not directly associated with specific unevaluated properties.  Under US GAAP, pursuant to subparagraph (c)(3)(ii)(A) of Article 4-10 of Regulation S-X, geological and geophysical costs that are not directly associated with specific unevaluated properties are included in the amortization base as incurred.  This is consistent with the Trust’s treatment of such costs under Canadian GAAP since inception.

3.
We note that you have subsidiaries located in various foreign countries including France, the Netherlands, and Australia.  For US GAAP purposes, please tell us the functional currency of each of these subsidiaries, and provide an analysis of each of the indicators set forth in paragraph 42 of SFAS 52.  If the functional currency of any of these subsidiaries differs from your reporting currency, please clarify where you have recorded the translation adjustments pursuant to paragraph 13 of SFAS 52.

Response:

We provide the following supplemental information to address the Staff’s comments associated with the functional currency of Vermilion’s subsidiaries:

Vermilion has determined that the functional currency of each of its subsidiaries is the Canadian dollar which is also the Trust’s reporting currency.  Accordingly, the Trust has not recorded any translation adjustment pursuant to paragraph 13 of SFAS 52.  Due to statutory requirements, most of Vermilion’s subsidiaries’ books of record are not maintained in Canadian dollars and as such, remeasurement into Canadian dollars is required pursuant to paragraph 10 of SFAS 52.

The following analysis refers to the legal entity, Vermilion Energy Trust, and the Canadian operating company as either the Trust or the Parent.  Management has determined that the Trust’s functional currency is the Canadian dollar which is the currency in which it largely generates and expends cash.

As per the guidance set forth in paragraph 42 of SFAS 52, the following indicators were considered when determining that the functional currency of each of Vermilion’s operating subsidiaries (defined as the operating companies in France, the Netherlands and Australia) is the Canadian dollar.

A) Cash flow indicators
The Trust pays a monthly distribution in Canadian dollars to its unitholders and when required, provides financing for the Trust’s operating subsidiaries using Canadian dollar borrowings.  Cash flows from the Trust’s operating subsidiaries directly impact the Parent’s ability to pay the monthly distribution as well as make regular debt repayments.  Accordingly, cash flows from the Trust’s operating subsidiaries directly impact the Parent’s cash flows on a current basis.  Cash generated by the operating subsidiaries that is not immediately required by the subsidiaries is routinely remitted to the Parent to satisfy these Canadian dollar obligations.  This indicator supports the use of the Parent’s functional currency by the foreign operating subsidiaries.

B) Sales price indicators
Product pricing for Vermilion’s foreign operating subsidiaries is derived from oil reference prices which are determined by worldwide competition and international prices which supports the use of the Parent’s functional currency by the foreign operating subsidiaries.

C) Sales market indicators
Each of the Trust’s foreign operating subsidiaries have active local or export sales markets for their products and as such do not sell into the Parent’s country (Canada).  This indicator supports the use of the relevant local currency as the functional currency by the foreign operating subsidiaries.

D) Expense indicators
Costs associated with the foreign operating subsidiaries’ products are comprised of local costs as well as a high volume of costs invoiced in Canadian dollars by the Parent.  These intercompany charges are for the provision of services related to executive management, engineering, finance, information technology, marketing and business development as a significant portion of the personnel possessing technical and operating expertise relating to the foreign operating subsidiaries as well as all of the executive decision makers are based in Canada.

The French operating subsidiary’s local costs are denominated in Euros and US dollars while the costs invoiced by the Parent are denominated in Canadian dollars.  The Netherlands operating subsidiary’s local costs are denominated largely in Euros and the intercompany charges from the Canadian Parent are denominated in Canadian dollars.  Costs associated with the Australian subsidiary are comprised of operating costs denominated in Australian dollars and US dollars as well as Canadian dollar denominated intercompany charges.

The Trust has concluded that there is not a clear dominant currency for each operating subsidiary.  As such, this indicator does not contradict the use of the Parent’s functional currency by the foreign operating subsidiaries.

E) Financing indicators
The Canadian Parent is the sole entity that arranges and incurs external debt financing to support consolidated operations and the Trust currently has a $675 million credit facility that is denominated in Canadian dollars and is arranged through a Canadian bank.   As required, funds are advanced to the foreign operating subsidiaries through intercompany loans or equity.  All equity raised by the Trust has been in Canadian dollars. This indicator supports the use of the Parent’s currency as the functional currency by each foreign operating subsidiary.

F) Intercompany transactions and arrangements indicators
There is an extensive interrelationship between the foreign operating subsidiaries and the Parent as the executives responsible for overall corporate decision making and strategic direction are employed by the Parent in Canada and are actively involved in the strategic, financing and operating decisions at the subsidiary level.  In addition, the Canadian parent provides certain services which are integral to the operations of the foreign operating subsidiaries such as engineering, geological, financial, accounting, tax and site remediation support.  Accordingly, there is a high volume of monthly intercompany charges invoiced in Canadian dollars by the Parent to the foreign operating subsidiaries in relation to these services.  This indicator supports the use of the Parent’s currency as the functional currency by the foreign operating subsidiaries.

Summary of Analysis:
The Trust considers the foreign operating subsidiaries to be extensions of the Canadian operations and this determination is supported by the executive management function and technical expertise being provided by the Canadian parent. Vermilion’s business model is predicated on paying a monthly Canadian dollar distribution to unitholders and the cash flows from the foreign operating subsidiaries directly support the Parent’s ability to fund this distribution.  In addition, the budget and internal financial reports prepared by the Parent as well as each of the foreign operating subsidiaries are reported in Canadian dollars.

Cash flow indicators, sales price indicators, financing indicators and intercompany transactions and arrangements indicators support the Canadian dollar as the functional currency of the Trust’s foreign subsidiaries and expense indicators do not contradict this conclusion.  Only the sales market indicators support the use of a foreign currency as the functional currency of the Trust’s foreign subsidiaries.  In management’s opinion the indicators supporting the use of the Parent’s currency as the functional currency are the dominant indicators in the foregoing analysis and are supported by the fact that from an operational, financial and strategic standpoint, the Canadian parent is closely integrated with its foreign operating subsidiaries.

Management has therefore concluded that that the functional currency of each of its foreign operating subsidiaries is the Canadian dollar which is the Trust’s reporting currency.  Accordingly as previously discussed, the Trust has not recorded any translation adjustment pursuant to paragraph 13 of SFAS 52.

In addition to the foreign operating subsidiaries, the Trust also has holding companies which are used to facilitate financing for the foreign operating subsidiaries and also hold the related investments.  Pursuant to SFAS 52 paragraph 42(f)(2), management has concluded that the functional currency of these entities is the Canadian dollar.

We trust the responses above adequately address the Staff’s questions and concerns set forth in its comment letter dated June 6, 2008.  Further, the Trust hereby acknowledges that:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (403) 698-8838 if you have any questions regarding our responses and related matters.

Yours truly,

VERMILION ENERGY TRUST

(Signed “Curtis W. Hicks”)

Curtis W. Hicks
Executive Vice President and Chief Financial Officer